EXHIBIT 4.1

EXECUTION COPY

FIRST AMENDMENT TO ESCROW AGREEMENT

This first amendment to Escrow Agreement (this “Amendment”) is entered into as of April 12, 2006 by and among KBS Real Estate Investment Trust, Inc., a Maryland corporation (the “Company”), KBS Capital Markets Group, LLC, a California limited liability company (the “Dealer Manager”), and First Republic Trust Company (the “Escrow Agent”).

The Company, the Dealer Manager and the Escrow Agent are parties to that certain escrow agreement dated as of November 15, 2006 (the “Escrow Agreement”) in connection with the public offering of the Company’s common stock.

The Company and the Dealer Manager have requested that the Escrow Agent amend the Escrow Agreement to modify the procedures for the disbursement of interest income earned on funds deposited in the Escrow Account and the Pennsylvania Escrow Account.

ACCORDINGLY, in consideration of the mutual promises herein contained, the parties intending to be legally bound agree as follows:

ARTICLE I

CONSTRUCTION AND DEFINED TERMS

SECTION 1.01. Articles and Sections. The Article and Section headings and captions in this Amendment are for convenience only and shall not affect the construction or interpretation of this Amendment. The references in this Amendment to Articles and Sections shall be read as Articles or Sections of this Amendment unless otherwise specifically provided.

SECTION 1.02. Defined Terms. All capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Escrow Agreement.

ARTICLE II

AMENDMENTS

SECTION 2.01. Amendments to Subparagraph 3(a). Subparagraph 3(a) of the Escrow Agreement is hereby amended and restated to read in its entirety as follows:

3. (a) (i) Subject to the provisions of subparagraphs 3(b)—3(e) below, once collected funds in the Escrow Account are an amount equal to or greater than the Required Capital, and upon receiving written instructions from the Company for disbursement of the funds, you shall (i) disburse to the Company, by check or wire transfer, the funds in the Escrow Account representing the gross purchase price for the Stock, and (ii) disburse to the subscribers any interest thereon calculated pursuant to the provisions of paragraph 8, provided however, that in the event a Form W-9 pertaining to any subscriber has not been received by you from the Dealer Manager, you shall remit an amount to such subscriber in accordance with the provisions hereof, withholding twenty-eight percent (28%) of any interest income on subscription proceeds attributable to such subscriber. For purposes of this Agreement, the term “collected funds” shall mean all funds received by the Escrow Agent that have cleared normal banking channels and are in the form of cash. Following such disbursement, the Escrow Account shall close and thereafter you shall forward directly to the Company any checks received by you from subscribers.

(ii) Regardless of any release of funds from the Escrow Account, the Dealer Manager shall continue to forward, or cause to be forwarded, checks received from Pennsylvania Subscribers to you for deposit into the Pennsylvania Escrow Account until such time as the Company notifies you in writing that total subscription proceeds from Non-Affiliates (including the amount then in the Pennsylvania Escrow Account) equal or exceed the Pennsylvania Required Capital. Within five days of receiving such notice and instructions from the Company for the disbursement of the funds, you shall (i) disburse to the Company, by check or wire transfer, the funds in the Pennsylvania Escrow Account representing the gross purchase price for the Stock, and (ii) disburse to the subscribers any interest thereon calculated pursuant to the provisions of paragraph 8, provided however that in the event a Form W-9 pertaining to any subscriber has not been received by you from the Dealer Manager, you shall remit an amount to such subscriber in accordance with the provisions hereof, withholding twenty-eight percent (28%) of any interest income on subscription proceeds attributable to such subscriber. Following such disbursement, you shall close the Pennsylvania Escrow Account, and thereafter you shall forward directly to the Company any checks received by you from Pennsylvania Subscribers.

SECTION 2.02. Amendments to Paragraph 8. Paragraph 8 of the Escrow Agreement is hereby amended and restated to read in its entirety as follows:

8. If the collected funds are disbursed in accordance with the provisions of subparagraph 3(a), or the Offering terminates prior to receipt of the Required Capital, or one or more of the Pennsylvania Subscribers elects to have his or her subscription returned in accordance with paragraph 3, interest income earned on subscription proceeds deposited in the Escrow Account (the “Escrow Income”) and the Pennsylvania Escrow Account (the “Pennsylvania Escrow Income”), as applicable, shall be calculated by the Dealer Manager in accordance with this paragraph 8, and shall be remitted to subscribers by you in accordance with paragraph 3 and without any deductions for escrow expenses. The Dealer Manager shall calculate each subscriber’s pro rata portion of Escrow Income as follows: the total amount of Escrow Income (or Pennsylvania Escrow Income, as applicable) shall be multiplied by a fraction, (i) the numerator of which is determined by multiplying the number of shares of Stock purchased by said subscriber times the number of days said subscriber’s proceeds are held in the Escrow Account (or the Pennsylvania Escrow Account, as applicable) prior to the date of disbursement, and (ii) the denominator of which is the total of the numerators for all such subscribers in such account.

SECTION 2.03. Addition of Paragraph 28. the Escrow Agreement is hereby amended to add the following new paragraph 28:

28. The parties to this Agreement understand that the Escrow Agent is required to provide United States income tax reporting for the Escrow Income and the Pennsylvania Escrow Income. Each subscriber’s pro rata portion of Escrow Income (or Pennsylvania Escrow Income, as applicable), as calculated by the Dealer Manager in accordance with the provisions of paragraph 8, shall be reported by the Escrow Agent as taxable to such subscriber. The Escrow Agent shall generate and deliver to each subscriber a Form 1099 as and when required under the United States income tax laws and regulations.

ARTICLE III

MISCELLANEOUS

SECTION 3.01. Governing Law. This Amendment shall be governed by the laws of the State of California as to both interpretation and performance without regard to the conflict of laws rules thereof.

SECTION 3.02. Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be an original, but all of which shall constitute one and the same instrument. It shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart.

SECTION 3.03. Notices. Any notice required or permitted by or in connection with this Amendment shall be in writing and shall be made in accordance with the notice provision of the Escrow Agreement.

SECTION 3.04. Modification. This Amendment may not be modified or revoked unless such modification or revocation is reduced to writing and signed by all parties hereto.

SECTION 3.05. Scope of Amendment. Except as modified by this Amendment, the Escrow Agreement remains in full force and effect in accordance with its terms and constitutes a binding obligation of the Company, the Dealer Manager and the Escrow Agent.

[SIGNATURE PAGE FOLLOWS]

Agreed to as of the date first written above.

KBS REAL ESTATE INVESTMENT TRUST, INC.

By:	/s/ Charles Jr. Schreiber, Jr.
Name:	Charles J. Schreiber, Jr.
Title:	Chief Executive Officer

KBS CAPITAL MARKETS GROUP, LLC

By:	/s/ Ken Jaffe

Name:	Ken Jaffe
Title:	Chief Operating Officer

The terms and conditions contained above are hereby accepted and agreed to by:

FIRST REPUBLIC TRUST COMPANY

By:	/s/ Mary Lago
Name:	Mary Lago
Title:	Managing Director, Trust Sales